Dear Sirs:

RE: Wellstone Filters, Inc.

We have read Item 4.01 of Form 8-K, dated January 12, 2008 of Wellstone Filters, Inc. and:

a) We are in agreement with the statements made in paragraphs one through three.

b) We have no basis to agree or disagree with the statements made in paragraph      four.

Yours Truly,

/s/ De Joya Griffith & Company, LLC

Henderson, Nevada